UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SunOpta Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

8676EP108

(CUSIP Number)

The Charles Bronfman Trust

c/o Laura Barone, Senior Trust Officer

Wilmington Trust Company

1100 North Market Street

Wilmington, Delaware 19890

(302) 651-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Jay Rubinstein, Esq.	Steven Grossman, Esq.
Withers Bergman LLP	O’Melveny & Myers LLP
157 Church Street	1999 Avenue of the Stars, Suite 700
P.O. Box 426	Los Angeles, CA 90067
New Haven, CT 06502	(310) 553-6700
(203) 789-1320

March 21, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8676EP108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Charles Bronfman Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,015,906

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,015,906

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,015,906

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.1%(1)

14.	Type of Reporting Person (See Instructions) OO

(1) Based on 56,671,870 common shares of the issuer outstanding as of February 17, 2006 as reported on the Issuer's Form 10-K for the fiscal year ended December 31, 2005, filed February 27, 2006.

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the Charles Bronfman Trust (the “Reporting Person”), to amend the Schedule 13D filed by the Reporting Person on January 7, 2004 (the “Schedule 13D”), with respect to the common shares, no par value (the “Common Shares”) of SunOpta Inc., a Canadian corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2838 Bovaird Drive West, Brampton, Ontario L7A 0H2, Canada.

Unless otherwise indicated herein, terms used and defined in the Schedule 13D shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following:

On September 27, 2004, the Reporting Person purchased 1,125,000 Common Shares upon the exercise of the September Warrant described in Item 6 of the Schedule 13D and filed as Exhibit A thereto, for an aggregate of $2,700,000 in cash from personal funds of the Reporting Person.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

Subsequent to the filing of this Amendment No. 1, the Reporting Person may elect from time to time to acquire or dispose of Common Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise, and may continue to hold Common Shares of the Issuer.

Except as set forth in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Items 4(a) through 4(j) of Schedule 13D.  The Reporting Person may, at any time, review or reconsider its position with respect to the Issuer and the Common Shares and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a)        The Reporting Person beneficially owns 4,015,906 Common Shares, including 1,125,000 Common Shares the Reporting Person acquired on September 27, 2004 upon the exercise of the September Warrant.  The Common Shares held by the Reporting Person represent approximately 7.1% of the Issuer’s outstanding Common Shares, based on 56,671,870 Common Shares of the Issuer outstanding as of February 17, 2006 as reported on the Issuer's Form 10-K for the fiscal year ended December 31, 2005, filed February 27, 2006.

(b)        The Reporting Person has sole power to vote or to direct the vote and to dispose or to direct the disposition of all of the Common Shares it may be deemed to beneficially own.

(c)        Information with respect to all transactions in the Common Shares by the Reporting Person or, to the best knowledge of the Reporting Person, any of the persons set forth on Schedule I-A to the Schedule 13D, which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, is set forth on Schedule I annexed hereto and incorporated by reference.

(d)        None.

(e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following:

In connection with the Reporting Person’s receipt of Common Shares in the Distribution described in the Schedule 13D (the “Distribution Shares”), effective June 30, 2004 Claridge assigned, transferred and conveyed to the Reporting Person with respect to the Distribution Shares a right to request one registration pursuant to Section 2(a), and the right to participate in an Issuer registration pursuant to Section 2(b), of the Registration Rights Agreement, dated as of September 26, 2001, between Claridge and the Issuer (formerly Stake Technology Ltd.) (the “Registration Rights Agreement”).  The Registration Rights Agreement is incorporated by reference as Exhibit A to this Amendment No. 1 and is specifically incorporated herein by reference, and the description herein of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement.

Pursuant to the September Warrant, the Issuer agreed to file a registration statement to register the shares of common stock issuable upon the exercise of the September Warrant, to pay the costs associated with filing such registration statement and to use its best efforts to keep the registration statement effective until the expiration date for the September Warrant or until all Common Shares purchasable upon exercise of the September Warrant had been sold (the “Registration Statement”).  As described above in Item 3 of this Amendment No. 1, on September 27, 2004 the Reporting Person exercised the September Warrant and purchased 1,125,000 Common Shares in connection therewith (the “Warrant Shares”).  The Company has confirmed that it will, upon the request of the Trustees of the Reporting Person, file a registration statement for the Warrant Shares and will keep such registration statement effective until all of the Warrant Shares have been sold.

The November Warrant described in the Schedule 13D was referenced therein in error.  Neither the November Warrant nor any Common Shares issuable upon exercise thereof are beneficially owned by the Reporting Person.

Item 7.	Material to Be Filed as Exhibits
Exhibit A.

Registration Rights Agreement, dated as of September 26, 2001, between Claridge Israel LLC (“Claridge”) and SunOpta Inc. (formerly Stake Technology Ltd.) (incorporated herein by reference to Exhibit 3 to the Amendment No. 1 to Schedule 13D filed by Claridge on October 2, 2001).

Exhibit B.	Power of Attorney from the Wilmington Trust Company, a Trustee of the Charles Bronfman Trust (incorporated herein by reference to Exhibit C to the Schedule 13D).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 23, 2006

THE CHARLES BRONFMAN TRUST

By:	/s/ Jay Rubinstein, Trustee
	Name:	Jay Rubinstein, a Trustee, and as
Attorney-in-Fact for the Wilmington
Trust Company, a Trustee

SCHEDULE I

INFORMATION WITH RESPECT TO

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR

SINCE THE MOST RECENT FILING ON SCHEDULE 13D(1)

Date Sold	Number of Shares	Price per Share (2)

3/17/2006	36,100	$7.7210
3/20/2006	7,300	$7.7804
3/21/2006	500,000	$8.0000	(3)
3/21/2006	210,000	$8.0121
3/22/2006	546,600	$8.2501
3/23/2006	50,000	$8.4000

(1)           Unless otherwise indicated, all transactions were effected on the Nasdaq stock market.

(2)           Price before commission.

(3)           Represented a block trade to a registered broker-dealer.

EXHIBIT INDEX

Exhibit A.

Registration Rights Agreement, dated as of September 26, 2001, between Claridge Israel LLC (“Claridge”) and SunOpta Inc. (formerly Stake Technology Ltd.) (incorporated herein by reference to Exhibit 3 to the Amendment No. 1 to Schedule 13D filed by Claridge on October 2, 2001).

Exhibit B.	Power of Attorney from the Wilmington Trust Company, a Trustee of the Charles Bronfman Trust (incorporated herein by reference to Exhibit C to the Schedule 13D).